VIA EDGAR

September 24, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SHG Services, Inc.
Registration Statement on Form S-1 (File No. 333-167041)

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SHG Services, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 A.M. ET, on September 28, 2010, or as soon thereafter as practicable.

The Registrant acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SHG SERVICES, INC.

By:	/S/ MICHAEL NEWMAN
Name:	Michael Newman
Title:	Vice President